FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to Purchase Additional Shares in Mitsui Chemicals

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 22, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Executive Vice President
Chief Financial Officer

May 22, 2007

Mitsui & Co., Ltd.

For immediate release

To whom it may concern

Mitsui to Purchase Additional Shares in Mitsui Chemicals

Mitsui & Co., Ltd. (“Mitsui”) announced today that it has purchased additional shares in Mitsui Chemicals, Inc. (“Mitsui Chemicals”) with following details.

Number of shares additionally purchased:		16,000,000 shares
Purchase amount:	¥16.1 billion
Shareholding ratio:	As of Dec. 31, 2006	18,740,390 shares	2.37%
	As of May 21, 2007	34,740,390 shares	4.39%

Mitsui considers Mitsui Chemicals to be one of the most important strategic partners in the chemical industry. With the acquisition of additional shares, Mitsui aims to further strengthen its relationship with Mitsui Chemicals, reinforcing strategic partnership with the company in various areas, including but not only Petrochemicals, Basic Chemicals, Performance Polymer Materials, and Performance Chemicals and Engineering Materials, which the company considers as their core businesses. Joint studies on various projects and/or business collaboration shall be included in the scope of the deal.

Headquartered in Tokyo, Japan, Mitsui Chemicals is one of the diversified chemical company in Japan with offices in Europe, China, Korea, Southeast Asia and America. As a worldwide leader in the chemical industry, the company is actively engaged in numerous industry segments including Petrochemicals, Basic Chemicals, Performance Polymer Materials, and Performance Chemicals and Engineering Materials.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Tel: +81-3-3285-7910
Corporate Communications Division	Tel: +81-3-3285-7564

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.